United States securities and exchange commission logo





                              May 29, 2024

       Darryl Payne
       Chief Executive Officer
       TV Channels Network Inc.
       7582 Law Vegas Blvd. South
       Las Vegas, Nevada 89123

                                                        Re: TV Channels Network
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed May 13, 2024
                                                            File No. 024-12435

       Dear Darryl Payne:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A

       Cover page

   1. As it appears that you have an undetermined time to process subscription requests and can reject a subscription
for any reason and may terminate the offering at any time. Please provide us with your
analysis regarding whether your offering should be considered an impermissible delayed
offering and not a continuous offering within the meaning of Rule
                                                        251(d)(3)(i)(F) of
Regulation A. In addition, revise your disclosure to disclose the details of your process for
accepting or rejecting subscriptions and the mechanics of settlement, including how soon
after receipt of a subscription you will accept or reject such subscription, what
factors will go into deciding whether to accept or reject a subscription, what factors will go
into deciding when to settle subscriptions, how you will inform investors of the
settlement cycle, how soon after you make final determination to accept or reject a subscription
will that settlement occur, and the process for returning proceeds to investors for those
subscriptions that are rejected. We note, for example, your disclosure that you "will deliver
stock certificates attributable to shares purchased directly to the
                                                        Purchasers within
ninety (90) days of the closing of this offering." Furthermore, in your
 Darryl Payne
FirstName  LastNameDarryl
TV Channels  Network Inc. Payne
Comapany
May        NameTV Channels Network Inc.
     29, 2024
May 29,
Page 2 2024 Page 2
FirstName LastName
         subscription agreement you state "[t]his subscription may be accepted or rejected in whole or in part, for any reason or for no reason, at any time prior to the Termination Date, by the Company at its sole and absolute discretion. In addition, the Company, at its sole and absolute discretion, may allocate to the Investor only a portion of the number of the
         Shares that Investor has subscribed for hereunder. The Company will notify Investor whether this subscription is accepted (whether in whole or in part) or rejected."
2.       In your termination language, you refer to the company   s ability to
extend the offering
            without further notice.    Please provide further details on how
you will go about
         extending the termination date.
Summary of the Offering, page 2

3. You state here that subscriptions will be limited to Accredited Investors (AIs) or 35 non-
         AIs. This contradicts with the Investor Suitability Standards on pages 29-30 where you recognize there can be non-AIs subject to Rule 251(d)(2)(i)(C)10% investment caps.
         Please correct the discrepancy.
Description of Business, page 15

4.       You note here that you are    beginning to develop strategic referral
partnerships with
         investment newsletters and websites catering to our target market. Please tell us how these communications comply with Rules 251(d), 254, and 255. Securities Being Offered
Investor Suitability Standards, page 30

5. We note your reference to the thresholds and definitions for accredited investor status set forth in Regulation D under Rule 501(a). However, those thresholds and definitions do not appear to be accurate including references to $2M in income being the joint income threshold, and references to net worth including a home. Please revise your definition of
         "accredited investor" in line with the thresholds and definitions identified in Rule
         501(a). In addition, revise to clarify that the 251(d)(2)(i)(C) 10% investment restriction as disclosed is in line with Rule 251(d)(2)(i)(C) and does not necessarily apply to all purchasers (but rather non-accredited investors).
Exhibits

6. Please provide a currently dated consent from your auditor and counsel. Refer to Item
         17(11) of Part III of Form 1-A.
7.       We note that it appears your articles of incorporation filed as
Exhibit 2a authorizes zero
         shares of common stock. However, your offering statement discloses on page 2 that you are authorized to issue 800,000,000 shares of common stock. Please file any amendments to your articles of incorporation that show the accurate number of authorized shares.
8. Please file an updated subscription agreement with your next amendment.
 Darryl Payne
TV Channels Network Inc.
May 29, 2024
Page 3

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-
3334 with any other questions.



FirstName LastNameDarryl Payne                               Sincerely,
Comapany NameTV Channels Network Inc.
                                                             Division of
Corporation Finance
May 29, 2024 Page 3                                          Office of
Technology
FirstName LastName